UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Teekay Offshore Partners L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y8565J 10 1

(CUSIP Number)

A.J. Silber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

with copies to:

Joshua N. Korff, Esq.

Elazar Guttman, Esq.

Ross M. Leff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Brookfield Asset Management Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 294,994,175

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 294,994,175

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 294,994,175 ^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 64.0%*

14.	Type of Reporting Person CO

^ As of the date of this Amendment, Brookfield Asset Management Inc. beneficially owns 244,319,175 Common Units and warrants to purchase 50,675,000 additional Common Units. 675,000 of such warrants are exercisable until June 29, 2023. 50,000,000 of such warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024. This amount excludes securities of the issuer beneficially owned by Teekay Corporation and its affiliates. See Item 5.

* This calculation is based on 460,989,977 Common Units, comprised of 410,314,977 Common Units outstanding as of July 2, 2018 and 50,675,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield Asset Management Inc.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Partners Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 294,994,175

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 294,994,175

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 294,994,175 ^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 64.0%*

14.	Type of Reporting Person CO

^ As of the date of this Amendment, Partners Limited beneficially owns 244,319,175 Common Units and warrants to purchase 50,675,000 additional Common Units. 675,000 of such warrants are exercisable until June 29, 2023. 50,000,000 of such warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024. This amount excludes securities of the issuer beneficially owned by Teekay Corporation and its affiliates. See Item 5.

* This calculation is based on 460,989,977 Common Units, comprised of 410,314,977 Common Units outstanding as of July 2, 2018 and 50,675,000 Common Units to be issued upon exercise of the warrants beneficially owned by Partners Limited.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Brookfield TK TOLP L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 294,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 294,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 294,000,000^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.9%*

14.	Type of Reporting Person PN

^ As of the date of this Amendment, Brookfield TK TOLP L.P. beneficially owns 244,000,000 Common Units and warrants to purchase 50,000,000 additional Common Units. The 50,000,000 warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024. This amount excludes securities of the issuer beneficially owned by Teekay Corporation and its affiliates. See Item 5.

* This calculation is based on 460,314,977 Common Units, comprised of 410,314,977 Common Units outstanding as of July 2, 2018 and 50,000,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield TK TOLP L.P.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Brookfield Capital Partners (Bermuda) Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 294,143,968

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 294,143,968

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 294,143,968^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.9%*

14.	Type of Reporting Person CO

^ As of the date of this Amendment, Brookfield Capital Partners (Bermuda) Ltd. beneficially owns 244,143,968 Common Units and warrants to purchase 50,000,000 additional Common Units. The 50,000,000 warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024. This amount excludes securities of the issuer beneficially owned by Teekay Corporation and its affiliates. See Item 5.

* This calculation is based on 460,314,977 Common Units, comprised of 410,314,977 Common Units outstanding as of July 2, 2018 and 50,000,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield Capital Partners (Bermuda) Ltd.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons BCP GP Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 294,143,968

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 294,143,968

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 294,143,968^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.9%*

14.	Type of Reporting Person CO

^ As of the date of this Amendment, BCP GP Limited beneficially owns 244,143,968 Common Units and warrants to purchase 50,000,000 additional Common Units. The 50,000,000 warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024. This amount excludes securities of the issuer beneficially owned by Teekay Corporation and its affiliates. See Item 5.

* This calculation is based on 460,314,977 Common Units, comprised of 410,314,977 Common Units outstanding as of July 2, 2018 and 50,000,000 Common Units to be issued upon exercise of the warrants beneficially owned by BCP GP Limited.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Brookfield Private Equity Group Holdings LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Manitoba, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 294,143,968

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 294,143,968

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 294,143,968^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.9%*

14.	Type of Reporting Person PN

^ As of the date of this Amendment, Brookfield Private Equity Group Holdings LP beneficially owns 244,143,968 Common Units and warrants to purchase 50,000,000 additional Common Units. The 50,000,000 warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024. This amount excludes securities of the issuer beneficially owned by Teekay Corporation and its affiliates. See Item 5.

* This calculation is based on 460,314,977 Common Units, comprised of 410,314,977 Common Units outstanding as of July 2, 2018 and 50,000,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield Private Equity Group Holdings LP.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Brookfield Private Equity Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 294,143,968

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 294,143,968

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 294,143,968^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.9%*

14.	Type of Reporting Person CO

^ As of the date of this Amendment, Brookfield Private Equity Inc. beneficially owns 244,143,968 Common Units and warrants to purchase 50,000,000 additional Common Units. The 50,000,000 warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024. This amount excludes securities of the issuer beneficially owned by Teekay Corporation and its affiliates. See Item 5.

* This calculation is based on 460,314,977 Common Units, comprised of 410,314,977 Common Units outstanding as of July 2, 2018 and 50,000,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield Private Equity Inc.

Item 1.                                 Security and Issuer

This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on August 7, 2017, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on September 28, 2017 (the “Original Schedule 13D”), relating to common units (the “Common Units”) representing limited partnership interests of Teekay Offshore Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (the “Issuer” or the “Partnership”), with principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. As of July 2, 2018, there were 410,314,977 Common Units of the Issuer outstanding.

Item 2.                                 Identity and Background

Item 2(a) of the Original Schedule 13D is hereby amended and restated in its entirety, with effect from the date of the event giving rise to this Amendment, as follows:

(a) This Amendment is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

(i) Partners Limited, a corporation formed under the laws of Ontario, Canada (“Partners Limited”);

(ii) Brookfield Asset Management Inc., a corporation formed under the laws of Ontario, Canada (“BAM”);

(iii) Brookfield Private Equity Inc., a corporation formed under the laws of Ontario, Canada (“BPE”).

(iv) Brookfield Private Equity Group Holdings LP, a Manitoba limited partnership (“BF Holdings”);

(v) BCP GP Limited, a corporation formed under the laws of Ontario, Canada (“BCP GP”);

(vi) Brookfield Capital Partners (Bermuda) Ltd., a corporation formed under the laws of Bermuda (“Brookfield Capital Partners”); and

(vii) Brookfield TK TOLP L.P., a limited partnership formed under the laws of Bermuda (“Brookfield TOLP”).

175,207 of the Common Units and 675,000 warrants to purchase Common Units (“Warrants”) reported herein as being beneficially owned by Partners Limited and BAM are held by investment funds (the “BIM Funds”) that are managed by Brookfield Investment Management Inc. (“BIM”). Since BIM manages such funds, it may be deemed to beneficially own such Common Units and Warrants. Since BIM is a subsidiary of BAM, BAM may also be deemed to beneficially own all of such Common Units and Warrants. Partners Limited holds 85,120 Class B Limited Voting Shares of BAM, representing 100% of such shares, and 867,495 Class A Limited Voting Shares of BAM, representing approximately 0.1% of such shares. As a result, Partners Limited may also be deemed to beneficially own such Common Units and Warrants held by the BIM Funds. For the avoidance of doubt, neither BIM, nor the BIM Funds, have entered into the agreements with affiliates of Teekay Corporation referred to in the Transactions.

244,000,000 Common Units and 50,000,000 Warrants reported herein are directly held by Brookfield TOLP. 143,968 Common Units reported herein are directly held by Brookfield Asset Management Private Institutional Capital Advisors (Private Equity) L.P. (“Brookfield Private Institutional”). Brookfield TOLP and Brookfield Private Institutional are controlled by their general partner, Brookfield Capital Partners. Brookfield Capital Partners is controlled by its sole shareholder, BCP GP. BCP GP is controlled by its sole shareholder, BF Holdings. BF Holdings is controlled by its general partner, BPE. BPE is controlled by its sole shareholder, BAM. As a result, Brookfield Capital Partners, BCP GP, BF Holdings, BPE, BAM and Partners Limited may also be deemed to beneficially own the Common Units and Warrants directly held by Brookfield TOLP and Brookfield Asset Private Institutional.

Item 3.                                 Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment, by adding the following at the end thereof:

On July 2, 2018, Brookfield TOGP exercised its option to acquire an additional 2% of the limited liability company interests in the Teekay Offshore General Partner and, in exchange, assigned 1,000,000 Warrants to an affiliate of Teekay Corporation. Brookfield TOGP now owns 51% of the limited liability company interests in the Teekay Offshore General Partner.

Item 4.                                 Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment, by adding the following at the end thereof:

On March 31, 2018, the Partnership entered into an 18-month $125.0 million unsecured revolving credit facility, of which $25.0 million is being provided by Teekay Corporation and $100.0 million is being provided by Brookfield Business Partners L.P., together with institutional partners. Brookfield Business Partners L.P., an affiliate of the Reporting Persons, acts as administrative agent of the $125.0 million facility. The $125.0 million facility was fully drawn as of June 22, 2018.

On July 2, 2018, Brookfield TOLP purchased $500 million of 8.5% Senior Notes due 2023 issued by the Partnership and Teekay Offshore Finance Corp. The net proceeds of this offering were used, in part, to repay at par an outstanding $200 million 10% promissory note of the Partnership held by Brookfield TOLP and make an associated $12 million make-whole payment.

On July 2, 2018, Brookfield TOGP exercised its option to acquire an additional 2% of the limited liability company interests in the Teekay Offshore General Partner and, in exchange, assigned 1,000,000 Warrants to an affiliate of Teekay Corporation. As a result of Brookfield TOGP exercising its option, Brookfield TOGP now owns 51% of the limited liability company interests in the Teekay Offshore General Partner and has the ability to appoint a majority of the members of the board of directors of Teekay Offshore General Partner. Brookfield TOGP is controlled by its general partner, Brookfield Capital Partners.

Item 5.                                 Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety, with effect from the date of the event giving rise to this Amendment, as follows:

(a)                                 As of the date of this Amendment, the aggregate number and percentage of Common Units of the Issuer, including the Warrants on an as-exercised basis, beneficially owned by the BIM Funds is 850,207 Common Units, constituting approximately 0.2% of the 410,989,977 Common Units, comprised of 410,314,977 Common Units outstanding as of July 2, 2018 and 675,000 Common Units to be issued upon exercise of the Warrants beneficially owned by the BIM Funds. Since BIM manages such funds, it may be deemed to beneficially own such Common Units and Warrants. Since BIM is a subsidiary of BAM, BAM may also be deemed to beneficially own all of such Common Units and Warrants. Partners Limited holds 85,120 Class B Limited Voting Shares of BAM, representing 100% of such shares, and 867,495 Class A Limited Voting Shares of BAM, representing approximately 0.1% of such shares. As a result, Partners Limited may also be deemed to beneficially own such Common Units and Warrants. For the avoidance of doubt, neither BIM, nor the BIM Funds, have entered into the agreements with affiliates of Teekay Corporation referred to in the following two paragraphs.

As of the date of this Amendment, Brookfield TOLP directly holds 244,000,000 Common Units and 50,000,000 Warrants and Brookfield Private Institutional directly holds 143,968 Common Units. Brookfield Capital Partners is the general partner of Brookfield TOLP and Brookfield Private Institutional. Brookfield Capital Partners is controlled by its sole shareholder, BCP GP. BCP GP is controlled by its sole shareholder, BF Holdings. BF Holdings is controlled by its general partner, BPE. BPE is controlled by its sole shareholder, BAM. As a result, Brookfield Capital Partners, BCP GP, BF Holdings, BPE, BAM and Partners Limited may also be deemed to beneficially own the Common Units and Warrants held by Brookfield TOLP and Brookfield Private Institutional.

Upon the closing of the Transactions, Brookfield TOLP and Brookfield TOGP entered into agreements with affiliates of Teekay Corporation providing certain governance and other rights with respect to the Partnership. See Item 6 below. Based on such agreements, the Reporting Persons and Teekay Corporation and/or its affiliates (collectively, “Teekay”) may be deemed to have formed a “group” within the meaning of Section 13(d)(5) of the Securities Exchange Act of 1934, as amended. Teekay has informed the Reporting Persons that Teekay beneficially owns 56,587,484 Common Units, representing 13.8% of the outstanding Common Units of the Issuer, which excludes 15,500,000

Warrants that are not currently exercisable but will become exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024. Including the Common Units underlying the 15,500,000 Warrants, Teekay would beneficially own 72,087,484 Common Units, representing 16.9% of the outstanding Common Units of the Issuer. Partners Limited, BAM and Teekay, collectively, may be deemed to beneficially own 367,081,660 Common Units of the Issuer, constituting approximately 77.0% of the 476,489,977 Common Units, comprised of 410,314,977 Common Units outstanding as of July 2, 2018 and 66,175,000 Common Units to be issued upon exercise of the Warrants beneficially owned by such entities. BPE, BF Holdings, BCP GP and Brookfield Capital Partners and Teekay, collectively, may be deemed to beneficially own 366,231,452 Common Units of the Issuer, constituting approximately 77.0% of the 475,814,977 Common Units, comprised of 410,314,977 Common Units outstanding as of July 2, 2018 and 65,500,000 Common Units to be issued upon exercise of the Warrants beneficially owned by such entities. Brookfield TOLP and Teekay, together, may be deemed to beneficially own 366,087,484 Common Units of the Issuer, constituting approximately 76.9% of the 475,814,977 Common Units, comprised of 410,314,977 Common Units outstanding as of July 2, 2018 and 65,500,000 Common Units to be issued upon exercise of the Warrants beneficially owned by such entities. The Reporting Persons expressly disclaim beneficial ownership of the securities beneficially owned by Teekay.

(b)                                 Partners Limited and BAM have shared voting power and shared dispositive power over the Common Units and Warrants held by the BIM Funds. Partners Limited, BAM, BPE, BF Holdings, BCP GP, Brookfield Capital Partners and Brookfield TOLP have shared voting power and shared dispositive power over the Common Units and Warrants held by Brookfield TOLP. Partners Limited, BAM, BPE, BF Holdings, BCP GP, Brookfield Capital Partners and Brookfield Private Institutional have shared voting power and shared dispositive power over the Common Units held by Brookfield Private Institutional.

(c)                                  Other than as described herein, Reporting Persons have not effected any transactions in (i) the Common Units or (ii) warrants for the purchase of Common Units during the past 60 days.

(d)                                 The Reporting Persons have the right to receive distributions from, or proceeds from the sale of, the Common Units and Warrants reported herein. Except as set forth in the preceding sentence, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons.

(e)                                  Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment, by adding the following at the end thereof:

On March 13, 2018, the Issuer granted to Brookfield Private Institutional 143,968 Common Units as part of the 2017 and 2018 director compensation payable to directors appointed by Brookfield TOGP.

On March 31, 2018, the Partnership entered into an 18-month $125.0 million unsecured revolving credit facility, of which $25.0 million is being provided by Teekay Corporation and $100.0 million is being provided by Brookfield Business Partners L.P., together with institutional partners. Brookfield Business Partners L.P., an affiliate of the Reporting Persons, acts as administrative agent of the $125.0 million facility. The $125.0 million facility was fully drawn as of June 22, 2018.

On July 2, 2018, Brookfield TOLP purchased $500 million of 8.5% Senior Notes due 2023 issued by the Partnership and Teekay Offshore Finance Corp. The net proceeds of this offering were used, in part, to repay at par an outstanding $200 million 10% promissory note of the Partnership held by Brookfield TOLP and make an associated $12 million make-whole payment.

The information provided in Items 3 and 4 above is hereby incorporated by reference into this Item 6.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2018

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
	Name:	Brian D. Lawson
	Title:	President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	VP, Legal Affairs and Corporate Secretary

BROOKFIELD PRIVATE EQUITY, INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP, BY ITS GENERAL PARTNER, BROOKFIELD PRIVATE EQUITY, INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

BCP GP LIMITED

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

BROOKFIELD CAPITAL PARTNERS (BERMUDA) LTD.

By:	/s/ Gregory E A Morrison
	Name:	Gregory E A Morrison
	Title:	Director

BROOKFIELD TK TOLP L.P., BY ITS GENERAL PARTNER, BROOKFIELD CAPITAL PARTNERS (BERMUDA) LTD.

By:	/s/ Gregory E A Morrison
	Name:	Gregory E A Morrison
	Title:	Director

SCHEDULE I

PARTNERS LIMITED

Directors and Executive Officers

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jack L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

David W. Kerr, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman of Halmont Properties Corp.	Canada

Brian D. Lawson, Director and President	181 Bay Street, Brookfield Place, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of BAM	Canada

George E. Myhal, Director	181 Bay Street, Brookfield Place, Suite 210, Toronto, Ontario M5J 2T3, Canada	President and CEO of Partners Value Investments Inc.	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman of Brookfield Funds	Canada

Tony E. Rubin, Treasurer	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Accountant	Canada

Lorretta Corso, Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator of BAM	Canada

SCHEDULE II

BROOKFIELD ASSET MANAGEMENT INC.

Directors and Executive Officers

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	2300 Meadowvale Road, Mississauga, Ontario, L5N 5P9, Canada	President and Chief Executive Officer of General Electric Canada Company Inc.	Canada

Jeffrey M. Blidner, Senior Vice Chairman	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice Chairman of BAM	Canada

Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260	President & Founder of The Braly Group, LLC	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Marcel R. Coutu, Director	335 8th Avenue SW, Suite 1700, Calgary, Alberta T2P 1C9, Canada	Former President and Chief Executive Officer of Canadian Oil Sands Limited	Canada

Maureen Kempston Darkes, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Corporate Director and former President, Latin America, Africa and Middle East of General Motors Corporation	Canada

Murilo Ferreira, Director	Rua General Venâncio Flores, 50 Cob. 01 Leblon, Rio De Janeiro — RJ 22441-090	Former Chief Executive Officer, Vale SA	Brazil

J. Bruce Flatt, Director and Senior Managing Partner and Chief Executive Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of BAM	Canada

Robert J. Harding, Director	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Past Chairman of BAM	Canada

David W. Kerr, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman of Halmont Properties Corp.	Canada

Brian W. Kingston, Senior Managing Partner	250 Vesey St., 15 Floor New York, New York 10281	Senior Managing Partner of BAM	Canada

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Brian D. Lawson, Senior Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of BAM	Canada

Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of BAM	Canada

Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of BAM and Deputy Chair of TD Bank Group	Canada

Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Former Chief Executive Officer, Endesa S.A.	Spain

Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Corporate Director and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil	Lebanon and Canada

Lord Augustine Thomas O’Donnell, Director	P.O. Box 1, TD Centre, 66 Wellington St. W., 4th Floor, TD Tower Toronto, Ontario M5K 1A2, Canada	Chairman of Frontier Economics	United Kingdom

Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of BAM	Canada

Ngee Huat Seek, Director	501 Orchard Road, #08 - 01 Wheelock Place, Singapore 238880.	Former Chairman of the Latin American Business Group, Government of Singapore Investment Corporation	Singapore

Diana L. Taylor, Director	Solera Capital L.L.C 625 Madison Avenue, 3rd Floor, New York, N.Y. 10022	Vice Chair of Solera Capital LLC	U.S.A.

A.J. Silber, Vice-President, Legal Affairs and Corporate Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of BAM	Canada

SCHEDULE III

BROOKFIELD PRIVATE EQUITY INC.

Directors and Executive Officers

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
A.J. Silber, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of BAM	Canada

David Grosman, Director and Senior Vice President	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Director and Senior Vice President of BAM entities	Canada

Jaspreet Dehl, Director, Managing Director and Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Director, Managing Director and Secretary of BAM entities	Canada

Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of BAM entities	Canada

Joseph Freedman, Senior Vice Chairman	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Vice Chairman of BAM entities	Canada

David Nowak, Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner of BAM entities	Canada

Ryan Szainwald, Senior Vice President	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Vice President of BAM entities	Canada

SCHEDULE IV

BCP GP LIMITED

Directors and Executive Officers

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
A.J. Silber, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of BAM	Canada

David Grosman, Director and Senior Vice President	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Director and Senior Vice President of BAM entities	Canada

Jaspreet Dehl, Director, Managing Director and Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Director, Managing Director and Secretary of BAM entities	Canada

Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of BAM entities	Canada

Joseph Freedman, Senior Vice Chairman	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Vice Chairman of BAM entities	Canada

David Nowak, Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner of BAM entities	Canada

Jim Reid, Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner of BAM entities	Canada

Ryan Szainwald, Senior Vice President	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Vice President of BAM entities	Canada

SCHEDULE V

BROOKFIELD CAPITAL PARTNERS (BERMUDA) LTD.

Directors and Executive Officers

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Gregory N McConnie, Director and Vice President	Rendezvous Corporate Center, 2nd Floor Rendezvous Christ Church Barbados BB15131	Director and Vice President	Barbados

Gregory E A Morrison, Director and President	73 Front Street, 5th Floor Hamilton HM 12 Bermuda	Director and President	Canada

James A Bodi, Director	Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda	Director	Canada

Alison Dyer-Fagundo, Alternate Director to James A Bodi	Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda	Alternate Director to James A Bodi	Canada

Kerry-Ann Cato, Alternate Director to Gregory N McConnie and Vice President	Rendezvous Corporate Center, 2nd Floor Rendezvous Christ Church Barbados BB15131	Alternate Director to Gregory N McConnie and Vice President	Canada

Terry Veronica Gittens, Alternate Director to Gregory E A Morrison/ Vice President	Rendezvous Corporate Center, 2nd Floor Rendezvous Christ Church Barbados BB15131	Alternate Director to Gregory E A Morrison/ Vice President	Barbados

Sherry Millar, Vice President	Rendezvous Corporate Center, 2nd Floor Rendezvous Christ Church Barbados BB15131	Vice President	Canada

Jane Sheere, Secretary	73 Front Street 5th Floor Hamilton HM 12 Bermuda	Secretary	United Kingdom

Anna Knapman-Scott, Assistant Secretary	73 Front Street 5th Floor Hamilton HM 12 Bermuda	Assistant Secretary	United Kingdom